

December 15, 2010

Entegris, Inc.
Gregory B. Graves, Chief Financial Officer
129 Concord Road
Billerica, MA 01821

     **Re:    Entegris, Inc.**
             **Form 10-K for the year ended December 31, 2009**
             **Form 10-Q for the quarter ended October 2, 2010**
             **File No. 0-30789**

Dear Mr. Graves:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     You may contact Mindy Hooker at (202) 551-3732, Jeanne Baker at (202) 551-3691 or me at (202) 551-3768 with any questions.

                                Sincerely,

                                John Cash
                                Branch Chief